 FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 11, 2008

ASHLAND®

# Hercules Inc. Acquisition Conference Call

## July 11, 2008

**Ashland Inc. Participants**

James J. O'Brien, Chairman and Chief Executive Officer

Lamar M. Chambers, Sr. Vice President and Chief Financial Officer

Eric N. Boni, Director, Investor Relations

**Hercules Inc. Participants**

Craig A. Rogerson, President and Chief Executive Officer

# Forward-Looking Statements

**Forward-Looking Statements**

This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's and Hercules' current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland's and Hercules' control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company's periodic filings made with the Securities and Exchange Commission, including Ashland's Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland's Form 10-Q for the quarter ended March 31, 2008, Hercules' Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules' Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

**ADDITIONAL INFORMATION**

In connection with the proposed transaction, Ashland will file a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus, with the SEC. Ashland and Hercules intend to mail a definitive proxy statement/prospectus to Hercules' stockholders containing information regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules' proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.

# Agenda

- Transaction Overview
  - Terms
  - Strategic Benefits
- Business Descriptions
  - Ashland
  - Hercules
- Financing
- Synergies
- Integration Plan
- Next Steps

# Key Terms

- Hercules shareholders to receive consideration of:
  - $18.60 per Hercules share in cash
  - 0.093 of a share of Ashland stock
- Value of $23.01 per share, based upon Ashland closing price on July 10
  - 38-percent premium to Hercules' closing stock price on July 10
  - 26-percent premium to Hercules' 30-day average stock price
- Total transaction value of $3.3 billion
  - Includes $2.6 billion equity value, plus net assumed debt of $0.7 billion
- Expected to close by end of calendar 2008

# Strategic Benefits

- **Creates a major, global specialty chemicals company**
  - ~75 percent of estimated pro forma* EBITDA derived from specialty chemicals
  - More than $10 billion in pro forma revenue
  - Boosts pro forma revenue from outside North America to approximately $3.5 billion
- **Significantly enhances focus and expands scale in three specialty chemical businesses**
  - Specialty additives and ingredients, paper and water technologies, and specialty resins
- **Creates leadership position in attractive and growing renewable/sustainable chemistries**
  - Derives approximately one-third of estimated pro forma EBITDA from bio-based chemistries

**Drives stronger, more profitable and less cyclical earnings**

* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales. EBITDA excludes Unallocated and Other.

# Ashland Overview

## Sales & Operating Revenue*: $7.9 billion



Water Technologies
10%
Performance Materials
19%
Ashland Distribution
51%
Valvoline
20%



Asia/Pacific
Latin America/ Other
5%
3%
Europe
21%
North America
71%

## Business Description

- Founded in 1924; sales in 100 countries
- Number of employees: ~11,700
- A leading manufacturer of composite polymers, adhesives, metal casting consumables, and process and utility water treatments
- A leading North American distributor of chemicals, plastics and composite materials
- Marketer of premium-branded lubricants, automotive chemicals and quick-lube services

## EBITDA*: $365 million



Water Technologies
11%
Ashland Distribution
16%
Performance Materials
34%
Valvoline
39%

* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales. EBITDA in the pie chart graph excludes Unallocated and Other.

ASHLAND

# Hercules Overview

HERCULES

## Sales & Operating Revenue*: $2.2 billion


Aqualon
47%
Paper
Technologies
& Ventures
53%


Asia/Pacific
12%
Europe
36%
Latin
America/
Other
6%
North
America
46%

## Business Description

- Founded in 1912 as a spinoff from DuPont
- Number of employees: ~4,700
- Leading supplier of functional, process and water treatment chemical programs for the pulp and paper industry
- World leader in products that manage the flow characteristics of water-based products

## EBITDA*: $392 million


Aqualon
61%
EBITDA Margin
24%
Paper
Technologies
& Ventures
39%
EBITDA
Margin
13%

* For the 12 months ended March 31, 2008, as previously reported by Hercules Inc. EBITDA in the pie chart graph excludes Corporate Items.

ASHLAND.

# Revenue and Profit Profile*

## Current Ashland

Sales & Operating Revenue



Valvoline 20%
Water 10%
Performance Materials 19%
Distribution 51%

EBITDA



Water 11%
Valvoline 39%
Performance Materials 34%
Distribution 16%

**Specialty Chemicals**

29% of Ashland revenue
45% of Ashland EBITDA

## Estimated Pro Forma



Valvoline 15%
Water & Hercules Paper 20%
Performance Materials - 15%
Distribution 40%
Aqualon - 10%

Sales & Operating Revenue



Valvoline 20%
Water & Hercules Paper 25%
Distribution - 8%
Aqualon 30%
Performance Materials 17%

EBITDA

**Specialty Chemicals**

45% of Ashland revenue
72% of Ashland EBITDA

* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales.

# Specialty Chemicals Core

**~75 percent of global EBITDA derived from specialty chemicals**



Water Treatment Markets
Pulp & Paper
Municipal
Extraction
Industrial
Marine
Transportation Markets
Heavy Truck
Light Vehicle
Recreational Marine
Building & Construction Markets
Paint & Coatings
Resid. / Comm. Bldgs.
Infra-structure
Wind Energy
Regulated Markets
Food
Pharma-ceuticals
Personal Care
Formulation Capabilities
Application Capabilities
Specialty Water Chemicals
Thermoset Resins
Water Soluble Polymers
Chemistries

ASHLAND.

# Focus and Scale in Specialty Paper Chemicals

**This acquisition creates a differentiated offering within the paper vertical.**

## Hercules

- Broad process and functional capabilities to address critical customer needs
- Backward integrated on key functional additives
- Specialized sales channel

## Combined

- Broad product offering encompassing the entire paper-making process
- Support by the largest technical sales force in the industry
- Satisfies customers' preference toward fewer suppliers and suppliers with a productivity orientation

## Ashland

- Expertise in process and utility water treatment
- Backward integrated on key process chemicals
- Key product formulation and application capabilities

# Financing

- $2.7 billion new financing
  - Commitments from Bank of America and Scotia Capital
  - $2.2 billion expected to be drawn at closing
- 10.5 million new common shares issued at closing
- Estimated Debt/EBITDA ratio at close: 3.2x to 3.3x
  - Target: 1.5x to 2.0x
- Goal of attaining investment-grade credit rating in two to four years

# Financial Benefits

- At least $50 million annual run-rate cost savings by Year 3
  - Overhead redundancies (selling and administrative)
  - Integrated technology platform
  - Raw material procurement
  - Freight and logistics
- Modestly dilutive to reported EPS in Year 1
- Significantly accretive to EPS in Year 1 excluding merger costs and noncash depreciation and amortization charges related to the transaction

# Timeline and Next Steps

- Hercules shareholder approval
- Receipt of regulatory approvals
- Other customary closing conditions
- Anticipated close by end of calendar 2008

ASHLAND®

# Questions?

# Appendix

# Ashland Performance Materials:

## A global leader in specialty chemicals

### Revenue*: $1.6 billion

**By Market**



Trans-portation 25%
Ind. Constr. 25%
Res. Constr. 15%
Infra-structure 16%
Pkg. & Converting - 9%
Marine - 10%

**By Geography**



North America 52%
Europe 33%
Latin America/ Other - 7%
Asia/ Pacific - 8%

| Business Overview | |
|---|---|
| Customers | • Auto manufacturers, foundries, pipe and tank fabricators, boat builders, wide and narrow web printers |
| Products/ Services | • Composite Polymers<br>– Unsaturated polyester resins<br>– Vinyl ester resins<br>– Gelcoats<br>• Casting Solutions<br>– Foundry binder resins aids<br>– Chemicals<br>– Sleeves and filters<br>– Design services<br>• Specialty Polymers & Adhesives<br>– Pressure-sensitive adhesives<br>– Structural adhesives<br>– Specialty resins |
| Markets | • Transportation, construction, marine, packaging and converting |

* For the 12 months ended March 31, 2008.

ASHLAND.

# Ashland Distribution:

## A leading North American chemical and plastics distributor

**Revenue*: $4.1 billion**



By Market
Construction 25%
Other 15%
Trans-portation 15%
Paint & Coatings - 11%
Chemical Mfg. - 10%
Retail Consumer - 8%
Personal Care - 6%
Medical - 6%
Marine - 4%
By Product Line
Plastics 42%
Chemicals 44%
Com-posites 12%
Environmental Services/ Other - 2%

| Business Overview | |
|---|---|
| Customers | • Diversified customer base |
| Products/ Services | • More than 7,000 packaged and bulk chemicals, solvents, plastics and additives<br>• Comprehensive, hazardous and nonhazardous waste-management solutions in North America |
| Markets | • Construction<br>• Transportation<br>• Paint and coatings<br>• Chemical manufacturing<br>• Retail consumer<br>• Medical<br>• Personal care<br>• Marine |

* For the 12 months ended March 31, 2008.

ASHLAND.

# Valvoline: A leading worldwide marketer of premium-branded automotive lubricants and chemicals



Revenue*: $1.6 billion
By Market Channel
DIFM: Installer Channel - 30%
DIFM: Valvoline Instant Oil Change - 11%
Valvoline Int'l 22%
Specialty/ Other - 2%
Do-It-Yourself 35%
Do-It-For-Me 41%
By Product Line
Antifreeze - 6%
Chemicals - 6%
Appearance products - 4%
Filters - 3%
Lubricants 81%

| Business Overview | |
|---|---|
| Customers | • Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors |
| Products/ Services | • Valvoline® lubricants and automotive chemicals<br>• MaxLife® lubricants for high-mileage vehicles<br>• SynPower® synthetic motor oil<br>• Eagle One® and Car Brite® appearance products<br>• Zerex® antifreeze<br>• Valvoline Instant Oil Change® service |
| Market Channels | • Do-It-Yourself (DIY)<br>• Do-It-For-Me (DIFM)<br>• Valvoline International |

* For the 12 months ended March 31, 2008.

ASHLAND.

# Ashland Water Technologies:
## A major global supplier to the water treatment industry

**Revenue*: $0.8 billion**

**By Segment**


Marine
16%
E&PS
43%
Industrial
41%

**By Region**


Europe
47%
North
America
32%
Asia/
Pacific
16%
Latin America/Other - 5%

| Business Overview | |
|---|---|
| Customers /Markets | • Automotive<br>• Municipal waste water treatment<br>• Pulp and paper processing<br>• Paint and coatings<br>• Adhesives<br>• Printing inks<br>• Commercial and institutional building management<br>• Merchant marine |
| Products/ Services | • Chemicals and consulting services for utility water treatment<br>• Process water treatments<br>• Technical products and shipboard services for the merchant marine and cruise ship industry |

* For the 12 months ended March 31, 2008.

ASHLAND.

# Paper Technologies and Ventures:
## A global leader in paper chemicals

**Revenue*: $1.2 billion**

**By Product**



Process Chemicals 24%
Functional Chemicals 55%
Ventures 21%

**By Geography**



Latin America/ Other - 6%
Asia-Pacific 8%
Europe 31%
North America 55%

| Business Overview | |
|---|---|
| Customers | • Primarily diversified multinational paper manufacturers |
| Products | • Process chemicals<br>– Microbial control<br>– Contaminant control<br>– Pulping aids<br>– Retention aids<br>• Functional chemicals<br>– Sizing<br>– Wet strength<br>• Ventures:<br>– Pulp and bio-refining<br>– Water management<br>– Synthetic lubricants<br>– Adhesives |
| Markets | • Pulp and paper |

* For the 12 months ended March 31, 2008.

# Aqualon Overview:
## A global leader in managing rheology of water-based systems

**Revenue*: $1.0 billion**

**By Product**


Regulated Industries* 25%
Coatings & Construction 48%
Energy & Solutions 27%

**By Geography**


Latin America/ Other - 6%
Asia-Pacific 15%
North America 38%
Europe 41%

| Business Overview | |
|---|---|
| Customers | • Diversified, global customer base |
| Products | • Broad product line based on renewable resources:<br>– Water soluble polymers (cellulose derivatives & guar)<br>– Pinova products – wood rosin derivatives |
| Markets | • Water-based paints<br>• Paper coatings<br>• Construction<br>• Oilfield (chemicals and drilling muds)<br>• Regulated markets<br>– Personal care<br>– Food<br>– Pharmaceuticals |

* For the 12 months ended March 31, 2008.

ASHLAND.

# Regulation G:

## Reconciliation of Operating Income to EBITDA

(in millions)

| Ashland Inc. | | Trailing 12 Months Ended March 31, 2008 |
|---|---|---|
| Operating income | $ | 215 |
| Non-North American entities reporting lag | | (5) |
| Due diligence related to potential growth opportunities | | 8 |
| Depreciation and amortization | | 147 |
| EBITDA | $ | 365 |

ASHLAND.

# Regulation G: Reconciliation of Income Before Income Taxes, Minority Interest and Equity (Loss) Income to EBITDA

| (in millions)<br>**Hercules Inc.** | | Trailing<br>12 Months Ended<br>March 31, 2008 |
|---|---|---|
| Income before income taxes, minority interest and equity (loss) income - revised * | $ | 188 |
| Vertac matters | | 19 |
| ABL | | 13 |
| Severance and restructuring costs | | 23 |
| Gain on asset dispositions | | (7) |
| Pension accounting change pre LDI implementation | | (31) |
| Other | | 9 |
| Interest and debt expense | | 68 |
| Depreciation and amortization, net of debt issuance | | 110 |
| EBITDA | $ | 392 |

* Effective Jan. 1, 2008, Hercules elected to change its method of accounting for its qualified defined-benefit pension plans in the United States and United Kingdom. This change in accounting method increased income in this caption by $42 million during this 12-month period.

ASHLAND